April 1, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	QCR Holdings, Inc.
Registration Statement on Form S-3
Filed March 13, 2020
File No. 333-237170

Dear Ms. Bednarowski:

On behalf of QCR Holdings, Inc. (the “Company”), we are writing in response to the comments contained in the Staff’s comment letter dated March 17, 2020 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). Concurrently herewith, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement as filed on March 13, 2020.

Exhibits

Exhibit 3.2, page II-2

Staff Comment No. 1:

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

200 West Madison Street, Suite 3900   |   Chicago, Illinois 60606   |   T. 312.984.3100   |   F. 312.984.3150   |   bfkn.com

Securities and Exchange Commission

April 1, 2020

Response:

The Company has revised the Registration Statement in response to the Staff’s comment. Please refer to the disclosure on page 7 of Amendment No. 1.

General

Staff comment No. 2:

We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2019, which in turn incorporates by reference Part III information from a proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include Part III information or filed the definitive proxy statement. For guidance, please refer to Compliance and Disclosure Interpretations, Securities Act Forms Questions 123.01.

Response:

The Company is planning to file its definitive proxy statement on or about April 8, 2020.  The Company understands that the effective date of the Registration Statement cannot by accelerated until its definitive proxy statement has been filed, and it will take this into account in any request for acceleration that it submits with respect to the Registration Statement.

* * * * *

The Company believes the foregoing provides a complete response to the Comment Letter.  If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (312) 629-5171 or abdul.mitha@bfkn.com.

Sincerely,

/s/ Abdul R. Mitha

Abdul R. Mitha